UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
Quasi Rent LLC

Legal status of issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Wyoming

    Date of organization:
    October 21, 2020

Physical address of issuer:
30 N Gould St Ste R Sheridan, WY 82801, USA

Website of issuer:
https://www.quasirent.com

Name of intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 10% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Class B Membership Units

Target number of securities to be offered:
100

Price (or method for determining price):
$100

Target offering amount:
$10,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$107,000

Deadline to reach the target offering amount:
Dec 31, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,000	$0
Cash & Cash Equivalents	$3,000	$0
Accounts Receivable:	$0	$0
Short-term Debt:	$0	$0
Long-term Debt:	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold:	$0	$0
Taxes Paid:	$0	$0
Net Income:	$0	$0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the real estate and properties market;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our property rights; and
- government policies regarding the real estate and properties market.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the real estate and properties market;
- growth of, and risks inherent in the real estate and properties market in the US
- our ability to attract and retain qualified executives and personnel;

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Quasi Rent LLC shall include any joint venture in which Quasi Rent LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Quasi Rent LLC.

"Company " means Quasi Rent LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Units.

"Issuer" means Quasi Rent LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Membership Unit Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Units.

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Units in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Units.

"SEC" means the United States Securities and Exchange Commission.

"Subscriber" means any person who subscribes the Units.

"Units" means the Class B Membership Units of Quasi Rent LLC.

THE COMPANY

1. Name of issuer:

Quasi Rent LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Chun Hin Leung, Brian   **Dates of Service:** Oct 2020

Position
Founder & CEO of Quasi Rent LLC

Business Experience:

Quasi Rent LLC   October 2020 – now
Mr. Chun Hin Leung, Brian, the Director, CEO, and founder of the Quasi Rent LLC, is currently responsible for corporate investment, financing, investor relationship of the Company.

Linkhere Group   August 2020 – now
Mr. Leung is currently a Business Analyst Consultant of Linkhere Group, a company incorporated in Hong Kong, a diversified service-oriented business portfolio comprising yachts and entertainment, bespoke yacht and maintenance, medical consultation services in Hong Kong and Mainland China.

Oak Education   April 2016 – March 2018
Mr. Leung was a partner of Oak Education responsible for recruiting international students coming from high-net-worth families in Asia. Mr. Leung had advised the company on its business strategies and worked closely with its lead generation team to establish sales funnels for both inbound and outbound communications, resulting in a surge in revenue from $20K to $120K revenue in 11 months.

Mr. Leung had successfully built and maintained a solid network of high-net-worth individuals. In 2017, Mr. Leung collaborated with 14 distinct banking branches of Industrial and Commercial Bank of China to participate in a series of roadshows in China, introducing various investment opportunities in North America to high-net-worth individuals in China.

Education
Mr. Leung graduated from the University of California, Irvine with a Bachelor's degree in Science in Social Science.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Chun Hin Leung, Brian   **Dates of Service:** Oct 2020

Position
Founder & CEO of Quasi Rent LLC

Business Experience:

Quasi Rent LLC   October 2020 – now
Mr. Chun Hin Leung, Brian, the Director, CEO, and founder of the Quasi Rent LLC, is currently responsible for corporate investment, financing, investor relationship of the Company.

Linkhere Group   August 2020 – now
Mr. Leung is currently a Business Analyst Consultant of Linkhere Group, a company incorporated in Hong Kong, a diversified service-oriented business portfolio comprising yachts and entertainment, bespoke yacht and maintenance, medical consultation services in Hong Kong and Mainland China.

Oak Education   April 2016 – March 2018
Mr. Leung was a partner of Oak Education responsible for recruiting international students coming from high-net-worth families in Asia. Mr. Leung had advised the company on its business strategies and worked closely with its lead generation team to establish sales funnels for both inbound and outbound communications, resulting in a surge in revenue from $20K to $120K revenue in 11 months.

Mr. Leung had successfully built and maintained a solid network of high-net-worth individuals. In 2017, Mr. Leung collaborated with 14 distinct banking branches of Industrial and Commercial Bank of China to participate in a series of roadshows in China, introducing various investment opportunities in North America to high-net-worth individuals in China.

Education
Mr. Leung graduated from the University of California, Irvine with a Bachelor's degree in Science in Social Science.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Chun Hin Leung (Brian)	100 Class A Membership Units	100%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:
Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$10,000**	**$107,000**
Less: Offering Expenses		
Portal Fee	$1,000	$10,700
Other Offering Expenses	$700	$700
Net Proceeds	**$8,300**	**$95,600**
Acquisition of Real Estate Properties*	$8,000	$50,000
Renovation & Construction	$0	$25,000
Miscellaneous Expenses	$0	$3,800
Reserve	$300	$16,800

* If only a minimum / target offering amount is sold, the major shareholder of the Company will finance the remaining required capital or the Company will partner with other companies to jointly acquire the target real estate properties.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares/units the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

    c. the Issuer chooses to end the offering earlier than the Original Deadline and;

    d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$10,000 USD
Maximum Target	$107,000 USD
Equity Offered	47.62% - 83.79%
Securities Type	Membership Units
Regulation	Regulation CF
Closing Date	31 Dec 2021

Unit Price	$100.00

Units Offered
100 - 1,070

Units Issued After Offering
210 - 1,277

14. Do the securities offered have voting rights?
No.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Membership Units	500	100	YES	NO
Class B Membership Units	1,000	100	NO	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**

   Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of

directors.

    b. **No anti-dilution rights**
      Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
As the owners of the Class B Membership Units, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Class B Membership Units, have no voting rights over the affairs of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.


Important Disclaimer:
As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.


Valuation of Our Class B Membership Units

Unlike companies whose stocks are publicly traded, our Class B Membership Units are not priced and tradable in any secondary market and therefore in order to price and value our Class B Membership Units, we have considered the following criteria:
- Anticipated growth in earnings per Unit
- Anticipated total return from the Units, estimated from the expected distribution yield

- Expected distribution yield relative to other yield-oriented investments (e.g., bonds and other high-income investments)
- Payout ratio
- Management capability
- Expected underlying asset values of the real estate and liabilities (e.g. mortgages) and other assets
- Estimates of capital and expense requirements

Based on the above criteria, we price and value our Class B Membership Units at $100 per Unit. The offering price is not based on perceived market value, book value but arbitrarily and subjectively based on the above qualitative criteria. Also, we did not rely on any independent third party's opinion on the valuation of the Units.

Investors must understand that the Membership Units may have a value significantly less than the offering price and there is no guarantee that the Units will ever attain a value equal to or greater than the offering price.

Methods for how the securities may be valued by the issuer in the future:

We will evaluate and provide our Net Asset Value (NAV) per Unit on a yearly basis, which will be used as a basis for how the securities may be valued by the issuer in the future. The valuation will also be based on the underlying real estates and will be subject to a number of judgments and assumptions. Other than NAV, we may also use the following methods to evaluate our securities:

1. Price/Book Value, Price/ Earnings Ratio of companies in the real estate sector.
2. Dividend Yield of companies in the real estate sector and other yield-oriented investments like bonds.
3. Current market value of the properties owned by the Company minus total amount of debt owed by the Company.
4. The Net Present Value (NPV) by applying the discounted free cash flow method.

The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure fair and reasonable estimations in different situations and different corporate stages. For example, if the Company grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Company and the securities to be issued. The Company may hire independent third parties to assist in the assessment of the valuation of the Company and the securities to be issued in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.

- Although, as Class B Membership Units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. Additional Issuances of Securities

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. A Sale of the Issuer or of Assets of the Issuer

Although as Class B Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. Transactions with Related Parties

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

N/A

25. What other exempt offerings has the issuer conducted within the past three years?
N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

      a. **any director or officer of the issuer;**

      b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

      c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

      d. **any immediate family member of any of the foregoing persons.**

N/A

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

The Company was incorporated on October 21, 2020 and does not have any significant operating history.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation

Quasi Rent LLC is a residential property investment, development and management company incorporated in Wyoming in October 2020. While we focus our property investment, development and management operations in the US, we aim at becoming a national player in the residential property markets with significant operations in the US and other strategically selected cities in North America. We primarily acquire, renovate and develop quality residential properties targeting middle-class residents in the US. Our residential developments aim to provide residents with a comfortable and convenient community life.

Revenues, Operating Expenses and Net Income

As of November 26, 2020, our revenues were $0.

As of November 26, 2020, our total operating expenses were $0.

As of November 26, 2020, our net income was $0.

Cash flows

As of November 26, 2020, the cash flow generated from operating activities was $0. As of November 26, 2020, the cash flow from investing activities was $0 while the cash flow generated by financing activities was $3,000, which was equal to the initial paid in-capital contributed by the founder.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. As of November 26, 2020, the Company had cash and cash equivalents equal to $3,000.

As of November 26, 2020, the Company does not have any liabilities, material indebtedness nor any contingent liabilities.

Discussion of our financial milestones and operational, liquidity and challenges
In this offering, the Company plans to issue Class B Membership Units and use the proceed to acquire residential properties in the USA. We develop and/or renovate the properties and hold them for the long-term or, when prices are reasonable, we may sell them to generate liquid funds.

If we cannot raise $10,000, the target offering amount, we may have to delay the acquisition of real estate properties or we will raise additional funding by another round of Regulation Crowdfunding offering. We may also use debt instruments, primarily bank mortgages to finance our acquisitions of properties, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the Company's business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

The Company is seeking a minimum of $10,000 in this offering. We expect that the Company's proceeds from this offering would be enough to finance its operation in the next 18 months.

The proceed of this offering will significantly improve our financial condition and liquidity, and will allow us to expand our business in the coming 1-2 years, though we believe the proceed of this offering does not affect the viability of our business. However, investors should be aware that our past records are not representative of the future.

We will primarily fund our operations and capital expenditure requirements from operating cash flows. We also expect to fund our operations from the proceeds of this offering and any credit facilities available to us in the future.

We may need additional crowdfunding offerings to finance our operation and we intend to use substantially all of the net proceeds from these offerings to acquire and develop a diversified portfolio of real estate with a primary focus on well-located residential properties that we believe present us with significant opportunities for long-term capital appreciation, and preferably, those available at opportunistic prices from distressed or time-constrained sellers.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security?
    No

    (ii) involving the making of any false filing with the Commission?
    No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security?
    No

    (ii) involving the making of any false filing with the Commission?
    No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

> **(i) at the time of the filing of this offering statement bars the person from:**
> > **(A) association with an entity regulated by such commission, authority, agency or officer?**
> > No
> >
> > **(B) engaging in the business of securities, insurance or banking?**
> > No
> >
> > **(C) engaging in savings association or credit union activities?**
> > No
>
> **(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**
> No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> **(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
> No
>
> **(ii) places limitations on the activities, functions or operations of such person?**
> No
>
> **(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?**
> No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

> **(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
> No

(ii) Section 5 of the Securities Act?
No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://www.quasirent.com/ir

The issuer must continue to comply with the ongoing reporting requirements until:
   a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

chun hin leung

_____
[Signature Code: l-ouX0D7pFsX7EUv9Kub_kEUKJDuCsHGLfJHJqKy06hKKTn58VlvcuLNNYAp8mNf6m9euKBVwBYtL1ErdYQkVlM_HeLLAEfT9WHjR1OY3bsDWueZZS_ZvQ]

Quasi Rent LLC

Chun Hin Leung, Brian

Founder & CEO

Date: 26 Nov 2020

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

OVERVIEW

Quasi Rent LLC is a residential property development, investment and management company incorporated in Wyoming in October 2020. While we focus our property development, investment and management operations in the US, we aim at becoming a national player in the residential property markets with significant operations in the US and other strategically selected cities in North America.

PRINCIPAL BUSINESS

We primarily acquire and develop quality residential properties targeting middle-class residents in the US. Our residential developments aim to provide residents with a comfortable and convenient community life.

We intend to acquire and develop a diversified portfolio of real estate with a primary focus on well-located properties with strong and stable cash flows. We also intend to acquire well-located residential properties that we believe present us with significant opportunities for long capital appreciation, such as those requiring repositioning, renovation or redevelopment, and those available at opportunistic prices from distressed or time-constrained sellers.

We have three main target properties series:

 **villas**

Small, single-level homes with attached garages and private courtyards within small complexes of dwellings, typically independent

 **duplex**

Two residential housing units in one under the very same roof along with a huge wall dividing the first unit from the second

houses with one or two storeys

 **terraced housing**

Single storey to three storeys in height, with two to four bedrooms, and front and back gardens or courtyards

 **condos apartment buildings**

Collections of individual home units within a building of other units

 **villas**

Small, single-level homes with attached garages and private courtyards within small complexes of dwellings, typically independent houses with one or two storeys;

 **duplex**

Two residential housing units in one under the very same roof along with a huge wall dividing the first unit from the second

 **terraced housing**

Single storey to three storeys in height, with two to four bedrooms, and front and back gardens or courtyards

 **condos apartment buildings**

Collections of individual home units within a building of other units

OUR COMPETITIVE STRENGTHS

We believe that we possess the following principal strengths enabling us to compete in the residential property markets in the US:

- we have the ability and related network to secure new projects and source properties in various locations;
- we offer quality products to our customers through an emphasis on planning and design and strict quality control;
- we have an experienced management team and operation team;

- we have an in-depth understanding of market conditions and consumer preferences for residential properties in our target markets across the USA;
- we are experienced in promoting products to our target markets and to manage our customer relationships;
- we are committed to high standards of corporate governance; and
- we have a highly disciplined approach to investment and capital management

OUR BUSINESS STRATEGIES

We aim at becoming a leading developer, owner and operator of residential properties in the US by continuing to implement the following business strategies:
- emphasize on project planning and design and to improve the quality and appeal of our products;
- adhere to prudent financial management to ensure sustainable growth and capital sufficiency; and
- leverage our brand name and increase our brand value.
- continue to create value through transformational projects;
- manage our capital base conservatively;
- we will seek to continue to create value through transformational projects;
- we will seek to maximize the earnings and value of our properties through active asset management and by reinforcing our assets through enhancement, redevelopment;
- we will remain focused principally in USA; and
- we will manage our capital base conservatively

We may adjust our targeted portfolio allocation based on, among other things, prevailing real estate market conditions and the availability of attractive investment opportunities.

TARGET REGIONS

Although we intend to diversify our portfolio by geographic location, we expect to focus on four demographically attractive regions which we believe provide high potential for attractive returns. These regions include: Pennsylvania, California, Florida and Texas. Within these states, we will seek to focus on suburb areas where we have established

relationships and market knowledge as well as an ability to direct property management and leasing operations efficiently.

LEVERAGE AND BORROWINGS

We are committed to its conservative financial policies, maintaining high liquidity and low financial leverage. The Company adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimize the cost of funds, cash is generally placed in short-term deposits mostly denominated in U.S. dollars. The Company's liquidity and financing requirements are reviewed regularly. The Company's will continue to maintain a strong capital structure when considering financing for new investments or maturity of bank loans.

DISTRIBUTION POLICY

The Board has absolute discretion as to whether to declare any dividend for any year and, if it decides to declare a dividend, how much dividend to declare. The Company currently intends to distribution 90% of our underlying profit attributable to the unitholders. Going forward, we will re-evaluate our distribution policy in light of our financial position and the prevailing economic climate. However, the determination to pay dividends will be made at the discretion of the Board and will be based upon our earnings, cash flow, financial condition, capital requirements, distributable reserves and any other conditions that the Directors deem relevant. The payment of distribution may also be limited by legal restrictions and by financing agreements that we may enter into in the future.

USE OF PROCEEDS

We plan to use our net proceeds from the Offering as follows:
- to finance the development and renovation costs for properties;
- to acquire new properties for development;

We may need additional crowdfunding offerings to finance our operation and we intend to use substantially all of the net proceeds from this offering to acquire and develop a diversified portfolio of real estate with a primary focus on well-located residential

properties that we believe present us with significant opportunities for long-term capital appreciation, and preferably, those available at opportunistic prices from distressed or time-constrained sellers.

US HOUSING MARKET OUTLOOK

COVID-19 has weighed heavily on the US real estate investment. Although uncertainty grips markets across the country, we expect that the US housing market will pick up in 2021. In fact, the US housing market is experiencing steady recovery while supply has not kept pace due to the shutdown of the economy earlier in 2020. Further demand for affordable homes is driven largely by the pandemic-induced shift to remote work.



Source: The Federal Reserve Bank of St. Louis

House prices in the United States experienced strong growth in the past 10 years and the first 6 months of 2020. The house price index for the United States calculated by the Federal Reserve Bank of St. Louis recorded a year-on-year growth of 5.1% in Q1 2020, while the inflation rate was around 1.5% during the same period.

Employment

US unemployment rate went from a 50-year low at 3.5% in Feb 2020 to an all-time high of 14.7% in April 2020. But in June, the unemployment rate had dropped to 11.1%. We believe US employment will continue to improve, which would be a favorable factor to the rental demand and prices of residential properties in the USA.

Increased Demand for Homeownership

The initial slowdown in residential real estate activities was essentially caused by a deliberate effort to control the spread of COVID-19 which halted many home showings. As a surprise to many, the residential real estate market mounted a record increase of 44% in pending home sales activities in May after a two-month decline due to COVID-19.

Increased demand for homeownership in the suburbs is being aided by the recent shift to remote work due to the pademic. About two-thirds of businesses that have adopted remote work policies as a result of COVID-19 plan to keep at least some of those policies in place long-term or permanently. Homebuyers are looking for houses in more affordable markets with space for home offices. As the U.S. economy continues its shift into services, full-time employees around the country have become less chained to their offices, often able to work from any location. such a work-from-home trend is favorable to homeownership and therefore housing prices

Mortgage Rates

The 30-year mortgage rates have dropped as low as 2.75% for conventional loans and 2.375% for VA loans. The Federal Reserve had also pledged to keep the federal fund rates close to zero until 2022.

CORPORATE GOVERNANCE

The Board of Directors and the management of the Company are committed to the maintenance of good corporate governance practices and procedures. The corporate governance principles of the Company emphasize a quality Board, sound internal controls, and transparency and accountability to all shareholders.

Appendix B - RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We are heavily dependent on the performance of the residential property markets in the USA and North America

Our business and prospects depend on the performance of the US residential markets. Any housing market downturn in the US could adversely affect our business, results of operations and financial condition.

There can be no assurance that there will be continued or growing demand for residential properties in the US. In addition, there can be no assurance that there will not be over-development or market downturn in the residential property sectors in the US. Any such over-development or market downturn and the resultant decline in property demand or decrease in property prices in the US may adversely affect our business and financial condition.

We may not have adequate financing to fund our properties acquisitions and property developments

Property development is capital intensive. We finance our property projects primarily through securities offerings and borrowings from financial institutions. Our ability to procure adequate financing for property acquisition and property development depends on a number of factors that are beyond our control.

Our financing costs are subject to changes in interest rates

Changes in interest rates have affected and will continue to affect our financing costs and, ultimately, our results of operations. We cannot assure you that the Federal Reserve will not further raise lending rates or that our business, financial condition and results of operations will not be adversely affected as a result.

We may not be able to acquire properties that are suitable for development

We derive our revenues principally from the rental income or sale of properties that we have acquired, renovated and re-developed. Thus we must consistently acquire properties in order to ensure sustainable business growth but we cannot guarantee that we are able to do so.

We may not have insurance to cover potential losses and claims

We may not maintain enough insurance coverage against liability from tortious acts or other personal injuries on our project sites, which may in turn adversely affect our financial condition and results of operations.

Our controlling shareholders may take actions that conflict with the best interests of our other shareholders

Before and immediately after the Offering, the shareholder owning the Class A Membership Unit will remain our controlling members, with substantial controlling ownership and voting power. The shareholder(s), by virtue of their substantial controlling ownership and voting power as well as their positions on our Board, will be able to exercise significant control or exert significant influence over our business or otherwise on matters of significance to other unitholders by voting at the general meetings of the company or at the Board of Directors' meetings.

If our partners act in contradiction to our interests, our business may be adversely affected

Our project companies may involve joint ventures and, for some of these joint ventures, we are a minority equityholder. This gives rise to the possibility that we may only have limited control over the operations of these joint ventures. Therefore, it may be necessary for us to obtain consent from our joint venture partners before we can cause the joint venture to make or implement a particular business development decision or to distribute profits to the shareholders, including ourselves. Furthermore, we and our joint venture partners may hold different views. Thus, the joint venture partners might act in a way contrary to our interests, or otherwise be unable or unwilling to fulfil their obligations under the joint venture contracts. As a result, the joint ventures may face difficulties in their operations and our interests in the joint ventures may be harmed.

We are reliant on third party contractors

We employ third party contractors to carry out various works, including design, pile setting, foundation digging, construction, equipment installation, internal decoration, electromechanical engineering and pipeline engineering. We endeavor to employ companies with good reputation, credibility and financial resources, but we cannot guarantee that any such third party contractor will provide satisfactory services at the quality level required by us. All of these factors will have a negative impact on our reputation, credibility, financial position and business operations.

If any key management members leave, we may be unable to find suitable substitutes

We depend on the services provided by our management and experienced staff. Competition for such talented employees is intense in the real estate sector. We are very dependent on Chun Hin Leung, Brian, our controlling member and senior management member. In case any core management team member leaves and we fail to find suitable substitutes, our business will be adversely impacted. Moreover, we will need to employ, train and retain employees. If we cannot attract and retain suitable human resources, our business and future growth will be negatively affected.

We are dependent on rental income from our investment property portfolio
Leasing of our investment properties constitutes a very important part of our business. However, we are subject to risks incidental to the ownership and operation of residential properties including, amongst other things, changes in market rental levels, competition for tenants and inability to collect rent from tenants or renew leases with tenants due to bankruptcy, insolvency or other financial difficulties. In addition, we may not be able to renew leases with our tenants on terms acceptable to us, or at all, upon the expiration of the existing terms. Furthermore, any downturn in the rental market for residential properties could negatively affect the demand for our rental properties and the amount of rental income we earn, which may have a material adverse effect on our business, results of operations and financial position.

Any economic slowdown may adversely affect our business and our ability to obtain necessary financing for our operations
The outbreak of coronavirus 2020 resulted in a marked slowdown in world economic growth, economic contractions in certain markets, more commercial and consumer delinquencies, weakened consumer confidence and increased market volatility in the places in which we operate. The shutdown of the nationwide economy could cause a decrease in property prices in the USA. The market volatility and uncertainty caused by the coronavirus pandemic may contribute to a lower demand for properties and a decline in their rents or selling prices. Any economic slowdown or financial market turmoil in the future may adversely affect the business of the tenants of our investment properties and potential purchasers of our trading properties.

We may not be able to continue to attract and retain quality tenants
Our properties compete for tenants with other properties on, amongst other things, location, quality, maintenance, property management, rent levels and other lease terms. We cannot assure you that existing or prospective tenants will not choose other properties. Any future increase in the supply of properties which compete with ours would increase the competition for tenants and as a result we may have to reduce rent or incur additional costs to make our properties more attractive. If we are not able to retain our existing tenants or attract new tenants to replace those that leave or to lease our new properties, our occupancy rates may decline. This in turn could have a material adverse effect on our brand, business, results of operations and financial position.

Increases in the cost of labour or construction materials may have an adverse impact on our results of operations.
If the costs of labour or construction materials increase significantly, and we cannot offset such increase by reducing other costs or cannot pass on such increase to the buyers or tenants of our properties, our business, results of operations and financial position may be materially and adversely affected.

We may be involved in disputes and legal and other proceedings arising out of our operations from time to time and may face significant liabilities as a result

We may be involved in disputes arising out of the leasing or sale of our properties with contractors, suppliers, construction workers, tenants, residents, residents of surrounding areas, joint venture partners, purchasers or other parties. These disputes may lead to legal or other proceedings and may damage our reputation and divert our resources and management's attention. Significant costs may have to be incurred in defending ourselves in such proceedings. If we are not successful in defending ourselves in such proceedings, we may be liable for damages, the amount of which may be significant. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings or unfavourable decrees that may result in liabilities and cause delays to our property developments. We may also be involved in disputes or legal proceedings in relation to delays in the completion and delivery of our projects. Any of the above could have a material adverse effect on our business, results of operations and financial position.

We may not be able to generate adequate returns on our properties held for long-term

The properties held by us are generally intended to be held for long-term and therefore we are exposed to varying degrees of risks. The investment returns available from real estate depend, to a large extent, on the amount of capital appreciation generated, income earned from the rental of the relevant properties as well as the expenses incurred. Maximizing yields from properties held for long-term investment also depends to a large extent on active ongoing management and maintenance of the properties. The ability to dispose of investment properties eventually will also depend on market conditions and levels of liquidity, which may be limited or subject to significant fluctuation in the case of certain types of properties. The revenue derived from investment properties and the value of property investments may be adversely affected by a number of factors, including but not limited to changes in rental levels at comparable properties, the inability to collect rent due to bankruptcy or insolvency of tenants and the costs resulting from periodic maintenance, repair and re-letting. If our property portfolio is unable to generate adequate returns, our business, financial condition, results of operations and prospects may be adversely affected.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
of
QUASI RENT LLC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Quasi Rent LLC, a company organized and existing under the laws of the State of Wyoming ("Quasi Rent" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Quasi Rent has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Class B Membership Units of Quasi Rent (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

1.1 Issue of the Units. Subject to the terms and conditions hereof, Quasi Rent hereby issues to the Subscriber, and the Subscriber hereby subscribes from Quasi Rent **[Shares Subscripted] Units**, at a Per Units Price equal to **$100.00** (the " Unit Price").

1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Quasi Rent as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Quasi Rent 10% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Quasi Rent and such decision is based upon a review of the Form C which has been filed by Quasi Rent with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Quasi Rent in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Quasi Rent;

c. the Subscriber acknowledges and accepts the fact that the owners of the Units are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of Quasi Rent or the composition of its board of directors. The owners of the Units are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Quasi Rent;

d. Quasi Rent is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Quasi Rent from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Quasi Rent and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of

the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Quasi Rent in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Quasi Rent in connection therewith;

f. the Subscriber acknowledges that Quasi Rent has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and Quasi Rent shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and Quasi Rent is not in any way responsible) for compliance with:

      (i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

      (ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Quasi Rent (which representations, warranties and covenants shall survive the Closing) that:

      a. the Subscriber has received and carefully read this Agreement;

      b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

      c. the Subscriber is aware that an investment in Quasi Rent is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on Quasi Rent is not based on a formal business

valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and Quasi Rent and depends on the advice of its legal and financial advisors and agrees that Quasi Rent will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and Quasi Rent; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by Quasi Rent. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Quasi Rent and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Quasi Rent to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2021, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Wyoming, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Quasi Rent shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Chun Hin Leung, Brian

_____
Name: Chun Hin Leung, Brian
Title: Founder & CEO
Quasi Rent LLC

Appendix D - FINANCIAL STATEMENTS

MANAGEMENT CERTIFICATION
OF
THE FINANCIAL STATEMENTS

I, $ownername, the $ownertitle of $companyname hereby certify that:

(1) the financial statements of the Company included in this Form are true and complete in all material respects; and

(2) the tax return information of the Company included in this Form reflects accurately the information reported on the tax return for the Company filed for the fiscal years ended 31 December 2019, 31 December 2018 respectively.

$signature

_____
[Signature Code: $signaturecode]
$ownername
$ownertitle, $companyname

$date

Quasi Rent LLC
Balance Sheet (Unaudited)

Period Ending	**November 26, 2020**
ASSETS	
Current Assets:	
Cash and cash equivalents	3,000
Total Current Assets	**3,000**
TOTAL ASSETS	**3,000**
LIABILITIES	
Current Liabilities:	
Accounts Payable	0
Total Current Liabilities	**0**
TOTAL LIABILITIES	**0**
Members' EQUITY	
Total members' equity	3,000
TOTAL EQUITY	**3,000**
TOTAL LIABILITIES & EQUITY	**3,000**

Quasi Rent LLC
Profit and Loss Statement
(Unaudited)

Period	Period from October 21, 2020 (Inception) to November 26, 2020
Revenue	0
Total Revenue	**0**
Expenses	**0**
Total Expense	**0**
Net Income	**0**

Quasi Rent LLC
Statement of Cash Flows (Unaudited)

Period	Period from October 21, 2020 (Inception) to November 26, 2020
Cash flows from operating activities	
Net income	0
Net cash flow from (used in) operating activities	**0**
Cash flows from investing activities	
Net cash flow from (used in) investing activities	**0**
Cash flows from financing activities	
Proceeds from member contribution	3,000
Net cash flow from (used in) financing activities	**3,000**
Net increase (decrease) in cash	**3,000**
Cash at beginning of period	**0**
Cash at the end of the period	**3,000**

Quasi Rent LLC
Statement of Changes in Members' Equity (Unaudited)

Balance on October 21, 2020	**0**
Members Contribution	3,000
Net Income (loss)	0
Balance on November 26, 2020	**3,000**

Notes to Financial Statements

Basis of Presentation and Business Activity
Quasi Rent LLC was formed on October 21, 2020 ("Inception") in the State of Wyoming. The financial statements of Quasi Rent LLC are prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company's headquarters are located in Wyoming.

Quasi Rent LLC is a residential property development, investment and management company and primarily engaged in acquisition and development of quality residential properties targeting middle-class residents in the US.

Going Concern
The financial statements have been prepared on a going concern basis of accounting, which contemplates the continuity of normal business activity, realisation of assets and settlement of liabilities in the normal course of the business. The going concern basis of preparation is considered appropriate by the management.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal government policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, such as a change in the real estate environment. These unforeseen conditions could affect the Company's financial condition and the results of its operations.

Use of Estimates
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Method
The Company's financial statements are prepared using the accrual basis method of accounting.

Subsequent Events
Management has evaluated subsequent events through November 26, 2020, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.